UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 2)
                    Under the Securities Exchange Act of 1934


                       ESPIRITO SANTO FINANCIAL GROUP S.A.
                       -----------------------------------
                                (Name of Issuer)


                                 ORDINARY SHARES
                        (NOMINAL VALUE EURO 10 PER SHARE)
                        ---------------------------------
                         (Title of Class of Securities)


                                   29665F 20 0
                                   -----------
                                 (CUSIP Number)


                             Raphael M. Russo, Esq.
                  Paul, Weiss, Rifkind, Wharton & Garrison LLP
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000
                     (Name, Address and Telephone Number of
                     --------------------------------------
                      Person Authorized to Receive Notices
                               and Communications)


                                  JULY 23, 2003
                                  -------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "EXCHANGE ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        This document consists of 9 pages

CUSIP NO. 29665F 20 0
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         EXOR S.A.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a)   [X]

                  (b)   [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         FRANCE
--------------------------------------------------------------------------------
           NUMBER OF SHARES             7       SOLE VOTING POWER
          BENEFICIALLY OWNED
          BY EACH REPORTING                     - 0 -
             PERSON WITH                ----------------------------------------
                                        8       SHARED VOTING POWER

                                                2,150,297
                                        ----------------------------------------
                                        9       SOLE DISPOSITIVE POWER

                                                - 0 -
                                        ----------------------------------------
                                        10      SHARED DISPOSITIVE POWER

                                                2,150,297
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,150,297
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.49%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP NO. 29665F 20 0
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         EXOR GROUP SOCIETE ANONYME
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a)   [X]

                  (b)   [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         LUXEMBOURG
--------------------------------------------------------------------------------
           NUMBER OF SHARES             7       SOLE VOTING POWER
          BENEFICIALLY OWNED
          BY EACH REPORTING                     - 0 -
             PERSON WITH                ----------------------------------------
                                        8       SHARED VOTING POWER

                                                2,150,297
                                        ----------------------------------------
                                        9       SOLE DISPOSITIVE POWER

                                                - 0 -
                                        ----------------------------------------
                                        10      SHARED DISPOSITIVE POWER

                                                2,150,297
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,150,297
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.49%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP NO. 29665F 20 0
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ISTITUTO FINANZIARIO INDUSTRIALE S.P.A.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a)   [X]

                  (b)   [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         ITALY
--------------------------------------------------------------------------------
           NUMBER OF SHARES             7       SOLE VOTING POWER
          BENEFICIALLY OWNED
          BY EACH REPORTING                     - 0 -
             PERSON WITH                ----------------------------------------
                                        8       SHARED VOTING POWER

                                                2,150,297
                                        ----------------------------------------
                                        9       SOLE DISPOSITIVE POWER

                                                - 0 -
                                        ----------------------------------------
                                        10      SHARED DISPOSITIVE POWER

                                                2,150,297
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,150,297
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.49%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP NO. 29665F 20 0
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GIOVANNI AGNELLI E C. S.A.P.AZ.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a)   [X]

                  (b)   [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         ITALY
--------------------------------------------------------------------------------
           NUMBER OF SHARES             7       SOLE VOTING POWER
          BENEFICIALLY OWNED
          BY EACH REPORTING                     - 0 -
             PERSON WITH                ----------------------------------------
                                        8       SHARED VOTING POWER

                                                2,150,297
                                        ----------------------------------------
                                        9       SOLE DISPOSITIVE POWER

                                                - 0 -
                                        ----------------------------------------
                                        10      SHARED DISPOSITIVE POWER

                                                2,150,297
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,150,297
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.49%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

                         AMENDMENT NO. 2 TO SCHEDULE 13D


                  This Amendment No. 2 amends the Schedule 13D, dated November 22, 1995 (as amended by Amendment No. 1, dated January 22, 1997, the "Original Statement"), with respect to the Ordinary Shares, nominal value euro 10 per share (the "Ordinary Shares"), of Espirito Santo Financial Group S.A., a Luxembourg corporation (f/k/a Espirito Santo Financial Holding S.A., the "Issuer"). Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Original Statement.

                  As a result of the sale of the Ordinary Shares described herein, this Amendment No. 2 constitutes the final amendment to the Original Statement.

                  The information set forth in the Original Statement is hereby amended as follows:

ITEM 1.           SECURITY AND ISSUER.

                  Item 1 is amended and restated in its entirety as follows:

                  This Schedule 13D relates to the Ordinary Shares, nominal value euro 10 per share, of the Issuer. The principal executive offices of the Issuer are located at 231, Val des Bons-Malades, L-2121 Luxembourg-Kirchberg.

ITEM 2.           IDENTITY AND BACKGROUND.

                  Item 2 is amended and restated in its entirety as follows:

                  (a)-(c); (f). This Statement is being filed by: (i) EXOR S.A. ("Buyer"); (ii) EXOR GROUP Societe Anonyme ("EXOR"); (iii) Istituto Finanziario Industriale S.p.A. ("IFI"); and (iv) Giovanni Agnelli e C. S.a.p.az. (f/k/a Giovanni Agnelli e C. S.a.a., "GA") (all such persons in (i) through (iv) being hereinafter referred to as the "Reporting Persons").

                  Buyer is a corporation organized under the laws of France. The address of its principal business and principal office is 19 Avenue Montaigne, 75008 Paris, France. The present principal business activity of Buyer is to invest and hold participations in selected sectors and industries through substantial direct and indirect equity participations in companies generally based in Europe that have a leading position in their respective sectors and industries. EXOR controls Buyer through the ownership of 100.0% of Buyer's voting stock.

                  EXOR is a corporation organized under the laws of Luxembourg. The address of its principal business and principal office is 22-24 Boulevard Royal, L-2449 Luxembourg. The present principal business activity of EXOR is to invest and hold participations in selected industries through substantial direct or indirect equity participations in companies that have a leading position in their respective industries. EXOR is deemed to be controlled, for purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by IFI and GA.

                  IFI is a corporation organized under the laws of Italy. The present principal business activity of IFI is as a holding company providing financial and organizational assistance to the companies in which it has a direct or indirect controlling interest. Such companies include EXOR and a wide variety of companies involved in diverse areas of business. The address of IFI's principal business and principal office is Corso Matteotti 26, 10121 Turin, Italy. IFI is deemed to be controlled, for purposes of the Exchange Act, by GA.

                  GA is an Italian limited partnership represented by shares. The present principal business activity of GA is to ensure the cohesion and continuity of the management of its controlling interest in IFI. The address of GA's principal business and principal office is Via del Carmine 10, 10122 Turin, Italy. GA is deemed to be controlled, for purposes of the Exchange Act, by its General Partners, Messrs. Umberto Agnelli, Gianluigi Gabetti, John Philip Elkann and Alessandro Giovanni Nasi.

                  Attached as Schedule A hereto and incorporated by reference herein is a list of (i) all executive officers and directors of each Reporting Person which is a corporation, (ii) all general partners of each Reporting Person which is a partnership, (iii) all persons controlling any of the foregoing (to the extent not provided herein) and (iv) all executive officers and directors of any corporations ultimately in control of any of the foregoing. Such Schedule A also sets forth the address, principal occupation or employment and, with respect to natural persons, citizenship of each person listed thereon.

                  (d) and (e). During the past five years, none of the Reporting Persons (or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is amended and restated in its entirety as follows:

                  (a) As of the close of business on July 23, 2003, Buyer owned directly 2,150,297 Ordinary Shares, of which 1,306,700 represent ADSs of the Issuer, representing 4.49% of the outstanding Ordinary Shares. Because of their deemed control of Buyer, each of the other Reporting Persons may be deemed to beneficially own all of the Ordinary Shares owned of record by Buyer.

                  To the knowledge of the Reporting Persons, none of the persons listed in Schedule A hereto owns beneficially any Ordinary Shares.

                  (b) The responses to Items 7-10 of pages 2-5 of this statement are incorporated herein by reference.

                  (c) On July 23, 2003, Buyer sold 380,000 ADSs of the Issuer at a price per share (excluding commissions) of $16.55. The sale was effected on the New York Stock Exchange as a block sale. In the past sixty days, the Reporting Persons have not effected any other transactions involving the Ordinary Shares.

                  (d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Ordinary Shares that may be deemed to be beneficially owned by the Reporting Persons.

                  (e) As a result of the sale described in paragraph (c) of this Item 5, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Ordinary Shares on July 23, 2003.

                                    SIGNATURE


                  After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2003


                                   EXOR S.A.


                                   By:                  *
                                        ---------------------------------------
                                        Richard S. Borisoff
                                        Attorney-in-Fact



                                   EXOR GROUP Societe Anonyme


                                   By:                  *
                                        ---------------------------------------
                                        Richard S. Borisoff
                                        Attorney-in-Fact



                                   Istituto Finanziario Industriale S.p.A.


                                   By:                  *
                                        ---------------------------------------
                                        Richard S. Borisoff
                                        Attorney-in-Fact



                                   Giovanni Agnelli e C. S.a.p.az.


                                   By:                  *
                                        ---------------------------------------
                                        Richard S. Borisoff
                                        Attorney-in-Fact



                                   /s/  Richard S. Borisoff
                                   --------------------------------------------
                                   *Richard S. Borisoff
                                   Attorney-in-Fact

                                                                      SCHEDULE A
                                                                      ----------



                                              POSITION HELD WITH
                                              GA, IFI, EXOR            PRESENT PRINCIPAL
NAME                ADDRESS                   AND/OR BUYER             OCCUPATION OR EMPLOYMENT            CITIZENSHIP
----                -------                   ------------             ------------------------            -----------
Umberto             Corso Matteotti 26,       Chairman and General     Industrialist; Chairman of IFI,     Italy
Agnelli             10121 Turin, Italy        Partner of GA;           GA and Fiat S.p.A. ("Fiat");
                                              Chairman and Director    Member of the Oversight Board of
                                              of IFI                   Worms & Cie S.A.; Director of
                                                                       Groupe Danone S.A.

Tiberto Ruy         22-24 Boulevard Royal     Deputy Chairman,         Deputy Chairman and Managing        Italy
Brandolini          L-2449 Luxembourg         Managing Director and    Director of EXOR; Chief Executive
d'Adda                                        Director of EXOR;        Officer and Director of Buyer;
                                              Chief Executive          Deputy Chairman of the Oversight
                                              Officer and Director     Board of Worms & Cie S.A.; Member
                                              of Buyer                 of the Oversight Board of Club
                                                                       Mediterranee S.A.; Director of
                                                                       IFIL S.p.A. ("IFIL"), Espirito
                                                                       Santo Financial Group S.A. and Le
                                                                       Continent J.A.R.D.

Annibale Avogadro   Corso Matteotti 26,       Director of IFI          Director of IFI, Reale Mutua di     Italy
di Collobiano       10121 Turin, Italy                                 Assicurazione and Banca Reale

Gabriele Galateri   Corso Matteotti 26,       Director of IFI          Chairman of Mediobanca S.p.A.;      Italy
di Genola           10121 Turin, Italy                                 Deputy Chairman of Assicurazioni
                                                                       Generali S.p.A.; Director of IFI,
                                                                       Cassa di Risparmio di Savigliano
                                                                       S.p.A. and Banca Esperia

John Philip         Corso Matteotti 26,       General Partner of GA;   General Partner of GA; Director     Italy
Elkann              10121 Turin, Italy        Director of IFI and      of EXOR, IFI and Fiat
                                              EXOR

Gianluigi           Corso Matteotti 26,       Deputy Chairman and      Chairman of EXOR and Fiat U.S.A.,   Italy
Gabetti             10121 Turin, Italy        General Partner of GA;   Inc.; Chairman and Managing
                                              Deputy Chairman and      Director of IFIL; Deputy Chairman
                                              Director of IFI;         of IFI and GA; Director of Buyer;
                                              Chairman and Director    Member of the Oversight Board of
                                              of EXOR; Director of     Worms & Cie S.A. and Club
                                              Buyer                    Mediterranee S.A.

                                              POSITION HELD WITH
                                              GA, IFI, EXOR            PRESENT PRINCIPAL
NAME                ADDRESS                   AND/OR BUYER             OCCUPATION OR EMPLOYMENT            CITIZENSHIP
----                -------                   ------------             ------------------------            -----------
Jacques             4, Rue Carlo Hemmer       Director of EXOR         Senior of Counsel, Linklaters       Luxembourg
Loesch              L-1734 Luxembourg                                  Loesch

Pierre              19, Avenue Montaigne      Secretary of EXOR;       Managing Director of Buyer          France
Martinet            75008 Paris, France       Managing Director and
                                              Director of Buyer

Virgilio            Corso Matteotti 26,       General Manager of       General Manager of IFI; Director    Italy
Marrone             10121 Turin, Italy        IFI; Director of EXOR    of EXOR, Buyer and SANPAOLO IMI
                                              and Buyer                S.p.A

Alessandro          Strada Superga, 74        General Partner of GA    General Partner of GA               Italy
Giovanni Nasi       10132 Turin, Italy

Andrea Nasi         Corso Matteotti 26,       Director of IFI          Industrialist; Director of IFI      Italy
                    10121 Turin, Italy

Lupo Rattazzi       Corso Matteotti 26,       Director of IFI          Chairman of Strategic Investors     Italy
                    10121 Turin, Italy                                 Group; Director of IFI

Franzo Grande       Studio Grande Stevens     Director and Secretary   Lawyer; Chairman of P. Ferrero &    Italy
Stevens             Via de Carmine, 2         of IFI; Director of      C. S.p.A.; Deputy Chairman of
                    Turin, Italy              EXOR                     TORO Assicurazioni S.p.A.;
                                                                       Director of IFI, IFIL, EXOR,
                                                                       Fiat, IPI S.p.A., La Rinascente
                                                                       S.p.A., Pininfarina S.p.A., Banca
                                                                       del Piemonte S.p.A., Banca Sella,
                                                                       Davide Campari S.p.A. and HDP
                                                                       S.p.A.; Member of the Advisory
                                                                       Committee of Reale Mutua di
                                                                       Assicurazione

Pio                 Corso Matteotti 26,       Director of IFI          Director of IFI, IFIL, Lloyd        Italy
Teodorani-Fabbri    10121 Turin, Italy                                 Adriatico Assicurazioni S.p.A.
                                                                       and TREVI-Finanziaria Industriale
                                                                       S.p.A.